Exhibit 99.1

12 August 2004

Mr. James E. Dwyer

Dear Jim,

We are delighted that you have accepted this offer of employment to join American Standard as a Corporate Officer in the capacity of President, Global Bath & Kitchen, reporting to Fred Poses. We are all eager to work with you during this period of significant change. This offer of employment is contingent upon final approval of the Board of Directors of the Company.

As we discussed, your annual base salary will be $475,000. You will participate in our Annual Incentive Program (AIP) with an incentive target of 65% of base salary. For the first year of employment, 2004, your award will be prorated by 50%. The incentives are generally paid in the first quarter of the year following the year in which they are earned. You must be employed with the Company at the time the AIP awards are authorized by the Management Development & Compensation Committee of the Board in order to be eligible for the payment.

You will also participate in the Long-Term Incentive Plan (LTIP) with a target of 100% of base salary. LTIP performance cycles run three years and customarily pay out in the first quarter following the end of the cycle. For the 2002-2004 cycle, payable in 2005, your award will be prorated 50%. You will be given credit for full participation in the 2003-2005 and 2004-2006 cycles. You must be employed with the Company at the time the LTIP awards are authorized by the Management Development & Compensation Committee of the Board in order to be eligible for the payment.

You will receive a stock option grant of 100,000 shares of American Standard common stock under the terms of the American Standard Omnibus Incentive Plan, with a grant price equal to the fair market value of a share of such stock on the day you commence employment. As discussed, you will be eligible to participate in the stock option program in 2006 with annual stock option grants determined by the Management Development & Compensation Committee of the Board of Directors. This does not constitute a commitment for a stock option award or the amount of such award for any period other than the one addressed.

American Standard will also provide you with a $200,000 sign-on stipend, payable within 30 days of the commencement of your employment. This amount will be taxable. If you voluntarily terminate employment for any reason during the first year of your employment, you will be required to pay back 100% of this payment.

You are entitled to participate in the American Standard Benefits Program applicable to senior executives of the Company as described in the attached summary. You will be provided with five weeks vacation per annum under the terms of the existing policy.

You are also entitled to participate in the American Standard Executive Relocation program, as described in the attached summary. To facilitate your transition into this position, we will also provide you with up to $200,000 in addition to the Executive Relocation program to offset any expenses you may incur as a result of moving your family to New Jersey. This amount will be grossed up for taxes. If you voluntarily terminate your employment, or are terminated for Cause, within twelve calendar months following the closing on the purchase of a new home or the securing of a long term rental, you are required to repay to American Standard/Prudential the relocation costs (or a percentage thereof) for which you have been reimbursed, as described in the enclosed Relocation Reimbursement Repayment Agreement, as well as the additional $200,000 (plus gross-up) in relocation expenses outlined above. Please note the enclosed Relocation Expenses Reimbursement Agreement must be signed and returned prior to the initiation of any relocation-related activity.

American Standard maintains an employment-at-will policy, which means that you or the Company can terminate your employment with or without Cause, at any time and for any reason. There is nothing in this letter that is intended to constitute a contract of employment for a guaranteed period of time. Cause, as referenced herein, means gross inattention to or neglect of, or gross negligence or incompetence in the performance of, duties properly and reasonably assigned to you; or willful or intentional inflicting of substantial injury upon the Company; or material waste or misuse of Company assets; or embezzlement, dishonesty, fraud, or other acts of criminal nature; or refusal to follow reasonable directions properly given to you by Company representatives.

This offer of employment is contingent upon your satisfactory reference and background checks, signing the Company’s “Agreement Relating to Assignment of Inventions, Non-Disclosure of Confidential Information” and Code of Conduct.

Jim, I expect that your decision to join the Company will be mutually rewarding. We look forward to having you become part of American Standard in the belief that you will form many productive and rewarding relationships.

Please sign below indicating your acceptance of this offer and confirm your anticipated commencement date.

Sincerely yours,

/s/Lawrence B. Costello
Lawrence B. Costello
Senior Vice President, Human Resources

/s/ James E. Dwyer Signature	8/18/2004 Anticipated Commencement Date